UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024.

Commission File Number 333-280161

TNL Mediagene

23-2 Maruyamacho	4F., No. 88, Yanchang Rd.
Shibuya-ku, Tokyo 150-0044	Xinyi District
Japan	Taipei City 110
+81-(0)3-5784-6742	Taiwan
+866-2-6638-5108
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Explanatory Note

This Report on Form 6-K  is being filed to provide additional information regarding its recent transactions related to certain PIPE Investments as described in the Registration Statement on Form F-4 (Registration No. 333-280161) (as amended, the “Registration Statement”), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on November 6, 2024. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Registration Statement.

Closing of Certain Private Placement Investment Transactions

On November 22, 2024, in connection with the Merger, TNL Mediagene raised $4,355,000 in aggregate through a private sale of certain subordinated unsecured convertible promissory notes (the “Convertible Notes”) of TNL Mediagene to certain third-party investors (each, an “Investor”) pursuant to certain convertible note purchase agreements entered into on or around November 18, 2024 (the “Convertible Note Purchase Agreements”). The Convertible Notes will bear interest at the rate of 10.0% per annum and accrue until paid in full or converted pursuant to the terms thereof. The Convertible Notes will mature (unless earlier converted) on December 7, 2024. Effective immediately prior to and contingent upon the closing of the Merger, the Convertible Notes shall automatically be converted into a number of TNL Mediagene ordinary shares (the “Merger Conversion Shares”) equal to the sum of (i) the quotient of (A) the then outstanding principal amount and accrued interest under each Convertible Note divided by (B) $3.50 and (ii) the product of (A) 240,397 and (B) the quotient of (x) the outstanding principal amount of each Convertible Note divided by (y) $5,000,000.

As additional consideration for each Investor’s performance of its obligations to purchase the Convertible Notes, Blue Ocean Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), entered into certain sponsor warrant assignment agreements (the “Sponsor Warrant Assignment Agreements”) with each of the Investors, pursuant to which the Sponsor agreed to transfer to each Investor, and the Investor agreed to acquire, certain private placement warrants of Blue Ocean held by the Sponsor for the acquisition of Blue Ocean Class A ordinary shares with an exercise price of $11.50 per share (each such warrant, a “PIPE Warrant” and, collectively, the “PIPE Warrants”).

Each Investor has customary registration rights in respect of the Merger Conversion Shares under the Convertible Note Purchase Agreements, pursuant to which TNL Mediagene agreed to file, within 45 days after the closing of the Merger, with the SEC a registration statement registering the resale of the Merger Conversion Shares by the Investors, and use its commercially reasonable efforts to have that registration statement be declared effective by 120 calendar days after the filing of such registration statement (or the fifth trading day following the date that TNL Mediagene is notified that the registration statement will not be reviewed by the SEC).

The foregoing description of the Convertible Note Purchase Agreement, the Convertible Notes and the Sponsor Warrant Assignment Agreements does not purport to be complete and is qualified in its entirety by the full text of the forms of Convertible Note Purchase Agreement, Sponsor Warrant Assignment Agreement and Convertible Note, each of which is filed as Exhibits 10.21, 10.22 and 10.23, respectively, to this Report on Form 6-K and incorporated herein by reference.

Signing of Certain Private Placement Financing Agreements

On November 25, 2024 TNL Mediagene signed a securities purchase agreement for issuance by TNL Mediagene of convertible notes (the “Note SPA”) and an ordinary share purchase agreement for an equity line of credit (the “ELOC SPA”). The key terms and conditions of the Note SPA and the ELOC SPA are described below.

Note SPA

On November 25, 2024, TNL Mediagene entered into the Note SPA with certain third-party investors (the “Note Buyers”), to issue and sell to the Note Buyers one or more new series of senior unsecured convertible notes of TNL Mediagene, in the aggregate original principal amount of up to $11,944,444 (the “Notes”) ($10,750,000 with an original issue discount of 10%).

TNL Mediagene expects to issue and sell the initial Notes in the aggregate amount of $4,722,222 ($4,250,000 with an original issue discount of 10%) (the “Initial Notes”) in a closing shortly after the completion of the Merger (the “Initial Closing”). In accordance with the Note SPA, TNL Mediagene shall have the right to require each Note Buyer to purchase, and such Note Buyer shall have the right to require TNL Mediagene to sell and issue, additional notes (the “Additional Notes”) in one or more additional closings (each a “Subsequent Closing” and together with the Initial Closing, the “Closings”) of an additional subscription amount of up to $3,000,000 (or a higher amount as agreed by each Note Buyer) in each Subsequent Closing and up to an aggregate of $6,500,000 (subject to the original issue discount of 10%) in all Subsequent Closings, in each case on the same terms and conditions as the Initial Closing. If no Subsequent Closing has occurred by the 12-month anniversary of the Merger, the right to effect a Subsequent Closing hereunder by TNL Mediagene or each Note Buyer shall automatically terminate.

The Notes will be convertible, in whole and in part, from time to time at the option of the Note Buyers commencing on or after the issue date of each Note into TNL Mediagene’s ordinary shares, $0.0001 par value per share, (the “Ordinary Shares”) at an initial conversion price per share equal to the product of (i) the lower of (A) the Nasdaq official closing price of the Ordinary Shares on the fifth (5th) trading day after the closing of the Merger, and (B) the average Nasdaq official closing price of the Ordinary Shares for the five (5) trading days immediately following the closing of the Merger, multiplied by (ii) 125% (the “Conversion Price”) (the Ordinary Shares issuable pursuant to the terms of the Notes, the “Conversion Shares,” and together with the Notes, the “Securities”). TNL Mediagene will have the right to redeem a portion of the outstanding balance under the Notes in monthly installments in an amount equal to the sum of (i) the lesser of (x) 10% of the original principal amount and (y) the principal amount then outstanding under the Note as of such installment date, and (ii) any unpaid interest or other amounts accrued in accordance with the terms of the Notes (the “Installment Conversion Amount”) by converting the Installment Conversion Amount at a conversion price per share equal to the lower of (i) the Conversion Price and (ii) 92% of the lowest VWAP (as defined in the Notes) in the ten (10) trading days immediately prior to each installment date or conversion date, as applicable (the “Installment Conversion Price”). Subject to certain exceptions under the Note SPA, the Notes may not be converted to the extent that the number of the Ordinary Shares owned by a Note Buyer and its affiliates will exceed 4.99% of the issued and outstanding Ordinary Shares of TNL Mediagene outstanding immediately after giving effect to such conversion.

Pursuant to the original issue discount, the Note Buyers are expected to pay $4,250,000 for the Initial Notes, less certain fees and expenses payable by TNL Mediagene. The Initial Notes are expected to mature on the 12-month anniversary of the issue date; provided, however, the maturity date may be extended at the option of the Note Buyers upon the occurrence of certain conditions set forth in the Note SPA. The Initial Notes accrue simple interest at six percent (6%) per annum.

The Notes will rank senior to all present and future indebtedness of TNL Mediagene, subject to certain permitted senior indebtedness and will be unsecured obligations of TNL Mediagene. TNL Mediagene’s obligations under the Notes, the Note SPA and other transaction documents will be guaranteed by subsidiary guarantees under which each of TNL Mediagene’s subsidiaries jointly and severally, unconditionally and irrevocably will guarantee TNL Mediagene’s obligations under the Notes, the Note SPA and other transaction documents (the “Subsidiary Guarantees”).

Under the Note SPA, the Note Buyers will have the customary preemptive rights to participate in any future financing by TNL Mediagene of up to 25% of such financing on the same terms, conditions and price provided to other investors in such financing. TNL Mediagene agreed to certain restrictions on changes in its capital structure, including certain restrictions on the issuance of additional equity securities so long as the Note Buyers own any Notes or Ordinary Shares underlying the Notes, or engaging in any Dilutive Issuances (as defined in the Notes) so long as the Notes are outstanding.

Pursuant to the Note SPA, TNL Mediagene will enter into a registration rights agreement (the “Note RRA”) with the Note Buyers to provide certain customary registration rights to the Note Buyers. TNL Mediagene is expected to agree to file with the SEC an initial registration statement covering the maximum number of Registrable Securities (as defined in the Note RRA) within thirty (30) calendar days from the date of the Note RRA so as to permit the resale of the Registrable Securities by the Note Buyers.

The foregoing description of the Note SPA, the Notes, the Note RRA and the Subsidiary Guarantees is qualified in its entirety by reference to the full text of these documents, forms of which are filed as Exhibits 10.24, 10.25, 10.26 and 10.27, respectively, to this Current Report on Form 6-K and incorporated herein by reference.

Equity Line of Credit

Concurrent with the execution of the Note SPA, TNL Mediagene entered into the ELOC SPA with another third-party investor (the “ELOC Buyer”) pursuant to which TNL Mediagene may issue and sell to the ELOC Buyer, and the ELOC Buyer may purchase from TNL Mediagene, up to $30,000,000 of the Ordinary Shares. Under the ELOC SPA, TNL Mediagene has the right, but not the obligation, to direct the ELOC Buyer, by its delivery of a purchase notice, from time to time to purchase Ordinary Shares in a maximum amount equal to the lowest of (i) 100% of the average daily trading volume in the Ordinary Shares on the market where they are traded (the “Trading Market”) for the five consecutive trading day period ending on (and including) the trading day immediately preceding the applicable purchase exercise date; (ii) the product (rounded up or down to the nearest whole number) obtained by multiplying (A) the daily trading volume in the Ordinary Shares on the Trading Market on the applicable purchase exercise date by (B) 0.40; and (iii) $2,000,000, at a purchase price per share equal to the product obtained by multiplying (i) the lowest daily VWAP (as defined in the ELOC SPA) during the applicable purchase valuation period for such purchase by (ii) 0.97; provided however, that the ELOC Buyer may waive the purchase amount limit, and the ELOC Buyer and TNL Mediagene may mutually agree to use a different price, if Form F-3 is being used to register the Ordinary Shares purchased by the ELOC Buyer.

Pursuant to the ELOC SPA, TNL Mediagene will enter into a related registration rights agreement (the “ELOC RRA”) with the ELOC Buyer to provide certain customary registration rights to the ELOC Buyer. TNL Mediagene is expected to agree to file with the SEC an initial registration statement covering the maximum number of Registrable Securities (as defined in the ELOC RRA) within thirty (30) calendar days from the date of the ELOC RRA so as to permit the resale the Registrable Securities by the ELOC Buyer.

The foregoing description of the ELOC SPA and the ELOC RRA is qualified in its entirety by reference to the full text of these documents, forms of which are filed as Exhibits 10.28 and 10.29, respectively, to this Current Report on Form 6-K and incorporated herein by reference.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-4 (File No. 333-280161), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description of Exhibits
10.21	Form of Convertible Note Purchase Agreement by and among TNL Mediagene and certain third-party investors
10.22	Form of Agreement To Assign Sponsor Warrants by and among Blue Ocean Sponsor LLC and certain third-party investors
10.23	Form of Subordinated Unsecured Convertible Promissory Note of TNL Mediagene
10.24	Form of Securities Purchase Agreement by and among TNL Mediagene and certain third-party investors
10.25	Form of Senior Convertible Note of TNL Mediagene (included as Exhibit A to the Form of Securities Purchase Agreement which is included as Exhibit 10.24 to this Report on Form 6-K)
10.26	Form of Registration Rights Agreement by and among TNL Mediagene and certain third-party investors (included as Exhibit B to the Form of Securities Purchase Agreement which is included as Exhibit 10.24 to this Report on Form 6-K)
10.27	Form of Subsidiary Guarantee (included as Exhibit C to the Form of Securities Purchase Agreement which is included as Exhibit 10.24 to this Report on Form 6-K)
10.28	Form of Ordinary Share Purchase Agreement by and between TNL Mediagene and a certain third-party investor
10.29	Form of Registration Rights Agreement by and between TNL Mediagene and a certain third-party investor (included as Exhibit A to the Form of Ordinary Share Purchase Agreement which is included as Exhibit 10.28 to this Report on Form 6-K)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNL Mediagene.

Date: November 25, 2024	By:	/s/ Tzu-Wei Chung
		Name:	Tzu-Wei Chung
		Title:	Chief Executive Officer